

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 24, 2008

Mr. Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Trust
Suite 2900
240 – 4th Avenue S.W.
Calgary, Alberta Canada T2P 4H4

>   **Re: Pengrowth Energy Trust**
>   **Form 40-F for the Fiscal Year Ended December 31, 2007**
>   **Filed March 19, 2008**
>   **File No. 001-13253**

Dear Mr. Webster:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2007

Appendix C

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 90

Note 2. Significant Accounting Policies

Property, Plant and Equipment, page 91

1.   We note the disclosure indicating that you began to capitalize a portion of general
        and administrative costs associated with exploration activities and development of
        all 100 percent owned projects. Regarding your accounting for these costs under,
        tell us the following:

        •   the total amount and of any internal costs capitalized
        •   the basis for capitalizing internal costs
        •   the amount of internal costs capitalized for each period in which an income
            statement in presented.
        •   indicate, if true, that the internal costs capitalized can be directly identified
            with acquisition, exploration or development activities
        •   indicate, if true, that internal costs capitalized do not include any costs related
            to production, general corporate overhead or similar activities.

        Tell us how you considered providing corresponding disclosure in the notes to
        your financial statements.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant